EXHIBIT 99.3
Telkom SA Limited
(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
(ISIN: ZAE000044897)
(“Telkom”)
SALIENT DATES AND TIMES ANNOUNCEMENT
1. INTRODUCTION
Telkom shareholders are referred to the announcement dated 6 November 2008 in which Telkom announced that it had entered into binding transaction agreements (“Transaction Agreements”) with Vodafone Group Plc (“Vodafone”), Vodacom Group (Proprietary) Limited (“Vodacom”) and the South African Government pursuant to which:
1.
Vodafone will acquire from Telkom an additional 15% of the entire issued share capital of Vodacom for a cash consideration of ZAR 22.5 billion less (i) the attributable net debt of Vodacom as at 30 September 2008 and (ii) 15% of any dividends, and any STC levied thereon, declared or paid by Vodacom post signature of the Transaction Agreements and prior to the implementation of the sale (“the Sale Transaction”);

2.	Telkom will distribute 50% of the after-tax proceeds from the Sale Transaction to Telkom shareholders by way of a special dividend, net of any STC levied thereon (“the Special Dividend”);

3.	Vodacom will be converted to a public company and application will be made for Vodacom to be listed on the main board of the JSE Limited (“the Listing”); and

4.
Telkom will distribute the balance of the shares in Vodacom held by Telkom (constituting 35% of the entire issued share capital of Vodacom) to Telkom shareholders in proportion to their shareholdings in Telkom, by way of an unbundling in terms of section 90 of the Companies Act 61 of 1973, as amended (“Companies Act”) and section 46 of the Income Tax Act 58 of 1962, as amended (“the Unbundling”), collectively, “the Proposed Transaction”.

Telkom shareholders are also referred to the announcement dated 12 February 2009 in which it was announced that the Telkom board had resolved to recommend to shareholders that the Special Dividend be ZAR19.00 per Telkom share on the assumption that Telkom will receive a dividend payment from Vodacom prior to implementation of the Sale Transaction.
2. CONDITIONS PRECEDENT
The implementation of the Proposed Transaction is subject to the fulfilment, or where applicable, waiver, of the following outstanding conditions precedent:
•	approval by the Independent Communications Authority of South Africa, to the extent required; and

•
the passing at the general meeting of the shareholders of Telkom to be held at 10:00 on Thursday, 26 March 2009 (“the General Meeting”) of all the resolutions required in order to implement the Proposed Transaction.

3. SALIENT DATES AND TIMES
The salient dates and times in respect of the implementation of the Proposed Transaction are set out in the table below:
The General meeting

Issue of notice convening the General Meeting	Monday, 2 March 2009

Last day for holders of Telkom American Depositary Shares (“Telkom ADSs”) to deliver voting instruction cards to the United States Depositary for the General Meeting by 17:00 (Eastern Standard Time)	Tuesday, 24 March 2009

Last day for lodging of forms of proxy for the General Meeting by 10:00	Wednesday, 25 March 2009

General Meeting held at 10:00	Thursday, 26 March 2009

Results of the General Meeting released on SENS	Thursday, 26 March 2009

Results of the General Meeting published in the press	Friday , 27 March 2009

The Unbundling

Finalisation date, by 12:00	Thursday, 23 April 2009

Last day to trade in Telkom shares on the JSE to participate in the Unbundling	Monday, 4 May 2009

Telkom Depositary Receipt program closed for issuances and cancellations to correspond to dematerialisation	Tuesday, 5 May 2009

Telkom shares trade “ex” the entitlement to the unbundled Vodacom shares and cash proceeds from the sale thereof from the commencement of business	Tuesday, 5 May 2009

Listing of Vodacom on the JSE under the abbreviated name “VODACOM”, share code “VOD” and ISIN of ZAE 000 132 577 from the commencement of business	Tuesday, 5 May 2009

Placement of due bills for trading on NYSE	Thursday, 7 May 2009

Announcement of apportionment of base cost for CGT purposes	Thursday, 7 May 2009

Record date to participate in the Unbundling	Monday, 11 May 2009

Unbundling effected	Tuesday, 12 May 2009
The Special Dividend

Last day to trade in Telkom shares on the JSE and Telkom ADSs on the NYSE to participate in the Special Dividend	Friday, 8 May 2009

Telkom shares trade “ex” the Special Dividend from the commencement of business	Monday, 11 May 2009

Record date to participate in the Special Dividend	Friday, 15 May 2009

Special Dividend paid	Monday, 18 May 2009
Notes:

1.
Share certificates for the unbundled Vodacom shares will be posted by registered mail (at the risk of the certificated shareholders concerned) to certificated shareholders. Dematerialised shareholders will have their accounts at their CSDP or broker updated with such unbundled Vodacom shares.

2.
Telkom shareholders who are “U.S. persons” or have an address in the United States (“US shareholders”) and all holders (“Telkom ADS holders”) of Telkom ADSs will not personally receive any Vodacom shares as a result of the Unbundling. In addition, Telkom shareholders in certain other jurisdictions outside of South Africa will not be entitled to personally receive any Vodacom Group shares as a result of the Unbundling if such receipt may involve unduly onerous registration or approval requirements under local securities laws in the Telkom directors’ sole discretion (“ineligible shareholders”). A mechanism will be put in place so that the Vodacom shares due to such US shareholders, Telkom ADS Holders and other ineligible shareholders will be disposed of for cash in South Africa pursuant to Regulation S (promulgated under the U.S. Securities Act of 1933, as amended) and the cash proceeds therefrom (net of applicable fees, expenses, taxes and charges) will be distributed to such US shareholders, Telkom ADS holders and other ineligible shareholders, in proportion to their respective entitlements to Vodacom shares. There can be no assurance as to what price such US shareholders, Telkom ADS holders and other ineligible shareholders will receive from the disposal of such Vodacom shares or the timing or foreign exchange rate conversion of such receipt.

3.	The above dates and times are indicative only and subject to change. Any changes to the above dates and times will be released on SENS and published in the press.

4.	Unless otherwise indicated, all times stated above are local times in South Africa.

5.	Telkom share certificates may not be dematerialised or rematerialised between Tuesday, 5 May 2009 and Friday, 15 May 2009, both days inclusive.

6.
These dates will only apply if the conditions precedent have been fulfilled by Thursday, 2 April 2009 so that the finalisation announcement can be released by 12:00 on Thursday, 23 April 2009 (ie the finalisation date) to allow five clear days before the last day to trade prior to the listing of Vodacom on the JSE.

7.	If the conditions precedent have not been fulfilled by the finalisation date, the revised dates and times will be released on SENS and published in the press.

8.	The NYSE will determine the “ex” date with respect to the trading of Telkom ADSs.

4. CIRCULAR
A circular setting out the details of the Proposed Transaction and including the notice convening the General Meeting will be posted to shareholders on or about 3 March 2009 together with the pre-listing statement of Vodacom. The circular and Vodacom pre-listing statement are also available at wwww.telkom.co.za/ir.
Pretoria
3 March 2009
Financial advisers to Telkom
JP Morgan Chase Bank, N.A. (Johannesburg Branch) and Vermogen Financial Services (Proprietary) Limited trading as IDG Financial Services
Transaction sponsor to Telkom
J.P. Morgan Equities Ltd
South African legal advisers to Telkom
Werksmans Inc. and Mchunu Koikanyang Inc.
US legal advisors to Telkom
Paul, Hastings, Janofsky & Walker LLP
Financial advisers to the South African Government
Morgan Stanley South Africa (Pty) Ltd and Rand Merchant Bank, a division of FirstRand Bank Limited
Legal advisers to the South African Government
Edward Nathan Sonnenbergs Inc.

Special note regarding forward-looking statements
Many of the statements included in this announcement, as well as oral statements that may be made by Telkom and Vodacom, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Proposed Transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and Telkom’s other filings and submissions with the SEC, which are available on Telkom’s website at www.Telkom.co.za/ir and other matters not yet known to Telkom or not currently considered material by Telkom. Telkom caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.